Dr. Guy M. Boike, MD Work History

Dr. Boike graduated from Harvard College and subsequently Wayne State University Medical School. He completed a residency in Obstetrics and Gynecology at Wayne State University followed by a fellowship in Gynecologic Oncology at University of Miami/Jackson Memorial Hospital. For the past 42 years, Dr. Boike has been a practicing Ob/Gyn. Throughout his career Dr. Boike has trained senior residents in Ob/Gyn. He has been active in the Society of Gynecologic Oncologists where he served on the educational committee. In that role, Dr. Boike initiated and led a series of national courses to train Gynecologic Oncologists and fellows in laparoscopic surgery, the major precursor to modern robotic surgery. Dr. Boike was also actively involved in the Gynecologic Oncology Group (GOG), the primary national study group for gynecologic cancers. He has lectured extensively and has numerous publications covering all aspects of care in Gynocologic Oncology. Dr. Boike's major interest now is focusing on patient empowerment so patients can express their experiences and become true partners in all aspects of their healthcare.